Exhibit 2.1

EXCHANGE AGREEMENT

This Exchange Agreement (the “Agreement”) dated as of the 1st day of July 2011, by and among League Now Holdings Corporation, a Florida corporation, (the “Company”), Pure Motion, Inc., a Texas corporation, (“Pure Motion”), Mario Barton (“Barton”) and the Pure Motion Shareholders listed on Schedule 1 (the “Pure Motion Holders”).

WITNESSETH:

WHEREAS, the Company holds 100% of the issued and outstanding shares of Pure Motion (the “Pure Motion Shares”);

WHEREAS, the Pure Motion Holders have agreed to cancel all of the League Now Holdings Corporation common shares received pursuant to the Share Exchange Agreement between League Now and Pure Motion (the “League Now Shares”) currently held by the Pure Motion Shareholders, which shares were received by the Pure Motion Holders pursuant to the Share Exchange Agreement between League Now and Pure Motion; and

WHEREAS, the Company shall transfer ninety-five (95%) of the Pure Motion Shares to the Pure Motion Holders and enter into a licensing agreement with Pure Motion as set forth on Exhibit A (the “License Agreement”);

NOW, THEREFORE, for the mutual consideration set out herein, the parties agree as follows:

1.            Exchange of Shares/Interests.

(a)   Transfer of the Pure Motion Shares by the Company. On and subject to the conditions set forth in this Agreement, the Company will transfer to the Pure Motion Holders, the Pure Motion Shares in the amounts set forth after their respective names in Schedule I to this Agreement.

(b)   Closing. The transfer of 95% of the Pure Motion Shares and the execution of the License Agreement will take place at a closing (the “Closing”) on a date as soon as possible after or contemporaneously with the satisfaction or waiver of all of the conditions to closing set forth in Section 6 of this Agreement (the “Closing Date”).

(c)   Share Cancellation. In consideration for the transfer of the Pure Motion shares, on the Closing Date, the Pure Motion Holders will irrevocably cancel all of the League Now Shares.  This will only apply to shares received by the Pure Motion Holders pursuant to the Share Exchange Agreement between League Now and Pure Motion.

(d)   Additional Consideration.  On the Closing Date, in addition to the share transfer as contemplated by Sections 1(a) above, the parties will cause the following additional consideration to be delivered:

1)  Barton and Pure Motion indemnify the Company from all amounts of the outstanding legal fees claimed by Burkhalter Kessler Goodman & George LLP (the “Law Firm”) to be owed by the Company for legal services. Additionally, Pure Motion and Barton will obtain for, and provide to the Company, a mutual release of all liability, including a release for all claims of such legal fees and all other fees incurred by Pure Motion from the closing date of the Share Exchange Agreement to the closing date of this Agreement as evidenced in the Mutual Release attached hereto as Exhibit B and such release shall form a binding release by Burkhalter for the Company for any claim or legal services, whether they have been billed to date or have not yet been billed as of the Closing.

2)  The Company will indemnify Pure Motion, Barton and the Pure Motion Holders from all claims now or hereafter arising from any shareholder or creditor of the Company for any claims, including any claims arising out of the original merger, the share exchange or this agreement, with the exception of claims based upon their rights as shareholders and investors in Pure Motion accruing after the Closing.   Additionally, the Company will obtain for, and provide to Pure Motion, the Mutual Release attached hereto as Exhibit C and such release shall form a binding release by the Company for all prior claims.

(e)   Barton Officer, Director and Consultancy.  Barton shall serve as the Company’s Chief Executive Officer and Director for a maximum period of 1 year from the Closing Date at a mutually agreed compensation and shall serve as a Consultant to the Company for the duration of the License Agreement provided for herein in Section 1(f) below and paid by Pure Motion, from their Royalty.

 (f)   License Agreement.   Pure Motion will grant a Licensing Agreement to the Company for the use of its patented motion capturing technology as set forth on Exhibit A. The licensing agreement shall be an exclusive license for a period of 12 months for all medical applications for the technology and after 12 months it would become non-exclusive giving Pure Motion the right to utilize the technology for the same purposes.  Pure Motion shall receive 10% of gross revenue for the rights of the Licensing.

(g)   Pure Motion Assumption of Accounts Payable.  As of the Closing, Pure Motion will assume the accounts payable of League Now that directly relate to Pure Motion. The Company will provide Pure Motion a list of all accounts payable with a balance due and owing, and Pure Motion shall object any writing to any vendor that it considers to be an obligation of League Now, rather than of Pure Motion.  Thereafter, the parties will negotiate in good faith the obligations not mutually agreed upon.

2.              Representations and Warranties of the Company. The Company hereby represents, warrants, covenants and agrees as follows:

(a)    Organization and Authority.

(i)	The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

(ii)
The Company has full power and authority to carry out the transactions provided for in this Agreement, and this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency and other laws of general application affecting the enforcement of creditor’s rights and except that any remedies in the nature of equitable relief are in the discretion of the court.  All necessary action required to be taken by the Company for the consummation of the transactions contemplated by this Agreement has been taken.

(iii)
The execution and performance of this Agreement will not constitute a breach of any agreement, indenture, mortgage, license or other instrument or document to which the Company is a party or by which its assets and properties are bound, and will not violate any judgment, decree, order, writ, rule, statute, or regulation applicable to the Company or its properties.  The execution and performance of this Agreement will not violate or conflict with any provision of the certificate of incorporation or by-laws of the Company.

(iv)
The Pure Motion Shares are validly authorized and issued, fully paid and non-assessable. The issuance of the Pure Motion Shares to the Pure Motion Shareholders are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption provided by Section 4(2) and Rule 506 promulgated thereunder.

(v)
No consent, approval or agreement of any person, party, court, governmental authority, or entity is required to be obtained by the Company in connection with the execution and performance by the Company of this Agreement or the execution and performance by the Company of any agreements, instruments or other obligations entered into in connection with this Agreement.

(b)   Property.  Except as set forth herein, the Company does not own any real estate and is not a party to any lease agreement.

(c)   Taxes.  The Company has filed all necessary federal, state, county and local income, excise, franchise, property and other tax, governmental and/or related returns, forms, or reports, which are due or required to be filed by it prior to the date hereof, except where the failure to do so would have no material adverse impact on the Company.  The Company is not delinquent or obligated for any tax, penalty, interest, delinquency or charge.

(d)   Contracts and Commitments.  Except as contemplated under this Agreement, the Company is not a party to any contract or agreement.

(e)   No Defaults.  The Company is not in violation of its certificate of incorporation or by-laws or any judgment, decree or order, applicable to it.

(f)   Litigation.  There are no material (i.e., claims which, if adversely determined based on the amounts claimed, would exceed five thousand dollars ($5,000) in the aggregate) claims, actions, suits, proceedings, inquiries, labor disputes or investigations (whether or not purportedly on behalf of the Company) pending or, to the Company’s knowledge, threatened against the Company or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation.

(g)   Compliance with Laws.  The Company, to its knowledge, is in full compliance with all laws applicable to it (including, without limitation, with respect to zoning, building, wages, hours, hiring, firing, promotion, equal opportunity, pension and other benefit, immigration, nondiscrimination, warranties, advertising or sale of products, trade regulations, anti-trust or control and foreign exchange or, to the Company’s knowledge, environmental, health and safety requirements).

(h)   No Broker.  Neither the Company nor any of its agents or employees has employed or engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

(i)   Reliance by Shareholders.  The representations and warranties set forth in this Section 2 taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein and therein, when taken together, not misleading, and there is no fact which materially and adversely affects the business, operations or financial condition of the Company.

3.           Closing Deliveries.

(a)  On the Closing Date, the Company shall deliver or cause to be delivered to Barton and Pure Motion:

(i)	fully executed and duly authorized transaction documents, including this Exchange Agreement and all other ancillary documents and resolutions required by the Company;
(ii)	The Pure Motion Shares;
(iii)	The License Agreement

(b)  On the Closing Date, the Pure Motion and the Pure Motion Shareholders shall deliver or cause to be delivered to the Company:

(i)	fully executed and duly authorized transaction documents, including this Exchange Agreement and all other ancillary documents and resolutions required by Pure Motion;
(ii)	League Now Shares; and
(iii)	the License Agreement;

4.           Notices.  All notices, requests and other communications to any party hereunder shall be in writing and either delivered personally, tele - copied or sent by certified or registered mail, postage prepaid, or by Federal Express, with a digital copy emailed to the party as follows:

if to the Company:
League Now Holdings Corporation
Attn: James Pregiato
4075 Carambola Circle North
Coconut Creek, Florida 33066
Tel:
Email:  leaguenow@gmail.com

if to Pure Motion and Pure Motion Holders:
Pure Motion, Inc
Attn: Mario Barton
5601 W. Spring Parkway
Plano, TX 75021
Tel:  (602) 432-4620
Email:  laserbus@msn.com

or such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date that Fed Ex records delivery or delivered personally or by overnight delivery service or telecopied or, if mailed, five business days after the date of mailing if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt

5.              Miscellaneous.

(a)    This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof, superseding any and all prior or contemporaneous oral and prior written agreements, understandings and letters of intent. This Agreement may not be modified or amended nor may any right be waived except by a writing which expressly refers to this Agreement, states that it is a modification, amendment or waiver and is signed by all parties with respect to a modification or amendment or the party granting the waiver with respect to a waiver. No course of conduct or dealing and no trade custom or usage shall modify any provisions of this Agreement.

(b)    This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to contracts made and to be performed entirely within such State without regard to conflicts of law principles.

(c)    This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

(d)    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

(e)    The various representations, warranties, and covenants set forth in this Agreement or in any other writing delivered in connection therewith shall survive the issuance of the Shares.

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IN WITNESS WHEREOF, the parties have executed this Exchange Agreement the day and year first above written.

LEAGUE NOW HOLDINGS CORPORATION

By:
James Pregiato

PURE MOTION, INC.

By:	/s/ Mario Barton
Mario Barton

Schedule I

NAME OF HOLDER	PURE MOTION SHARES ISSUED

TOTAL

EXHIBIT A
LICENSE AGREEMENT

EXHIBIT B
 BKGG RELEASE AGREEMENT

EXHIBIT C
           LEAGUE NOW RELEASE AGREEMENT